SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K


                                 ANNUAL REPORT


       PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934



                    For the fiscal year ended July 31, 1993



              The Profit-Sharing Retirement Plan for Employees of
                         Optical Radiation Corporation


              The Profit-Sharing Retirement Plan for Employees of
                                The Omega Group
 (Full title of the plans and the address of the plans, if different from that of the issuer named below)





                         Optical Radiation Corporation
                 1300 Optical Drive, Azusa, California, 91702
 (Name of issuer of the securities held pursuant to the plans and the address of its principal executive office)


















                             REQUIRED INFORMATION




1.    Not required to be furnished by the plans.

2.    Not required to be furnished by the plans.

3.    Not applicable.

4. Plans' financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto as Exhibit A.





                                   EXHIBITS


Exhibit A.  Plans' financial statements and schedules.

Exhibit B.  Consent of Independent Certified Public Accountant.









                                  SIGNATURES






      The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Profit-Sharing Retirement Plan for Employees of Optical Radiation Corporation and the Profit-Sharing Retirement Plan for Employees of The Omega Group has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the city of Azusa, California on February 4, 1994.

                      THE PROFIT-SHARING RETIREMENT PLAN
                      FOR EMPLOYEES OF OPTICAL
                      RADIATION CORPORATION

                      THE PROFIT-SHARING RETIREMENT PLAN
                      FOR EMPLOYEES OF THE OMEGA GROUP

                      By: Optical Radiation Corporation
                          Plan Administrator




                              /s/ Gary N. Patten
                              ------------------------
                              Gary N. Patten
                              Vice President-Finance and
                              Treasurer